UNITED STATES
              SECURITIES AND EXHANGE COMMISSION
               Washington, D.C.  20549

                             SCHEDULE 13D

                Under the Securities and Exchange Act of 1934
                            (Amendment No. 4)*

                         WOODROAST SYSTEMS, INC.
                            (Name of Issuer)

                      Common Stock, par value $.005
                      (Title of Class of Securities)

                                979899309
                             (CUSIP Number)

                Sheldon Jacobs, Chrmn./CEO 10250 Valley View Rd.
                       Eden Prairie MN 55344 (612)944-5113
         (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                             September 23, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which wouls alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  979899309          SCHEDULE 13D



1.  NAME OF THE REPORTING PERSON
    S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STEVEN T. NEWBY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [  ]
    (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*              PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

NUMBER OF              7. SOLE VOTING POWER
SHARES                 207,500 shares
BENEFICIALLY           8. SHARED VOTING POWER
OWNED BY                    -0- shares
EACH                9. SOLE DISPOSITIVE POWER
REPORTING              207,500 shares
PERSON                10. SHARED DISPOSITIVE POWER
WITH                        -0- shares

11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
     PERSON
     207,500 shares

12.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES           *[  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.89%

14.  TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTIONS BEFORE FILLING

The purpose of this filing is to serve as Amendment No. 4 to the Schedule 3D filed by Steven T. Newby with respect to his beneficial ownership of the common stock, $.005 par value per share (the " Common Stock"), of Woodroast Systems, Inc. (the "Issuer") on December 7, 1995 as amended by Amendment No 1. thereto filed December 26, 1995, and by Amendment No.
2 thereto filed January 30, 1996, and by Amendment No. 3 thereto filed March 19, 1997.

ITEM 1.  Security and Issuer

Woodroast Systems, Inc. Common Stock
Par Value $0.005 per share
10250 Valley View Road, Suite 145
Eden Prairie, MN  55344

ITEM 2.  Identity and Background

A)  Steven T. Newby
B)  6116 Executive Boulevard, Suite 701
    Rockville, MD  20852
C)  Broker/Dealer  Newby & Company
    same address as above
D)  None
E)  None
F)  USA

ITEM 3.  Source and Amount of funds or Other Consideration

Source of all funds - personal.  No funds borrowed

ITEM 4.  Purpose of Transaction

For investment purposes only.
No further information in reference to Items 4A-4J.

ITEM 5.  Interest in Securities of the Issuer

A) Steven T. Newby owns less than 5%, 207,500 shares or 4.89% of Woodroast Systems, Inc. 4,242,397 shares outstanding (05/05/97).
B) Steven T. Newby has sole voting and sole disposition powers.
C) All stock sold in the last sixty days has been on the open market.

 09/04/97  Sold      4,000 shares  @  1.6875  $  6,750.00
 09/18/97  Sold     75,000 shares  @  1.3125  $ 98,437.50
 09/19/97  Sold     80,000 shares  @  1.3125  $105,000.00
 09/23/97  Sold     50,000 shares  @  1.4375  $ 71,875.00

D)  Not applicable.
E)  Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None

ITEM 7.  Material to be Filed as Exhibits

         None


                              SIGNATURE


After reasonable inquiry and to the beat the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1997

                                  /S/ STEVEN T. NEWBY
                                      STEVEN T. NEWBY